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                                                                    Exhibit 99.1


                                                                    NEWS RELEASE

                       PSC ANNOUNCES ADDITIONAL FINANCING

                          AND CORPORATE REORGANIZATION

Chicago, Illinois, March 18, 2002: Philip Services Corporation ("PSC") (Nasdaq:
PSCD/TSE: PSC) today announced it has secured $30 million in interim financing under the Company's revolving loan facility. In addition, the Company will be modifying its corporate structure in order to increase the autonomy of its three primary operating groups.

PSC is in discussion with its lenders to replace the interim financing with a $60 million increase in the current line of credit and believes it has reached an agreement in principle. The agreement to provide the financing would also amend the Company's financial covenants and extend the revolving loan facility through the first quarter of 2003. The impact of the slow economy in 2001 on the Company's financial performance and the continuing difficulties in the bonding and insurance markets led the Company to seek a more stable financial platform for future operations. A key result of the proposed amendments, would be to restore PSC to compliance with its loan agreements and to cause its debt to be classified as long-term in future financial statements.

Separately, the Company announced closure of the Chicago office in the near future and changes to its organizational structure that will decentralize a number of corporate responsibilities to the Company's three operating divisions. In light of this new structure, Mr. Anthony Fernandes, Chairman and CEO, has advised the Board of Directors that he will be departing the Company at the end of March 2002.

"I have confidence in the business model of PSC and am pleased with the accomplishments of the last two years" said Mr. Fernandes. "This is definitely a Company that can be successful in the outsourcing market with a committed workforce and client focus. While the businesses were impacted by the soft economy last year, the three units are well situated to take advantage of their strong position in the marketplace as the economy rebounds."

Upon his departure, the presidents of PSC's three operating groups, Industrial Outsourcing, Environmental Services and Metals Services, will report directly to the PSC Board of Directors. Continuing corporate functions will be relocated from Chicago to PSC's Houston office by the end of the second quarter 2002.

"Tony Fernandes was instrumental in developing PSC into a mature organization with a significant emphasis on safety, streamlined and standardized processes and a focus on profitable growth," said Robert Knauss, Chairman of the Governance Committee of the PSC's Board of Directors. "Over the past several months he has been unwavering in his efforts to secure covenant changes and additional working capital financing necessary to provide long-term stability. On behalf of the Board and all the employees of PSC we thank him for his tenacity and belief in the strength of our company and its people."




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PSC is an integrated industrial services and metals recovery company with operations throughout North America. PSC delivers diversified industrial services, together with environmental and metals services, to major industrial sectors.

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Contact: Lynda Kuhn
         (847) 685-9752